Filed by AT&T Corp.
              Pursuant to Rule 425 under the Securities Act of 1933
                    and deemed filed pursuant to Rule 14a-12
                    under the Securities Exchange Act of 1934
                           Subject Company: AT&T Corp.
                          Commission File No. 001-01105

                     On March 4, 2002, AT&T distributed the
                             following information:

                                   (Slide #1)



                                   [AT&T Logo]

                                 Mike Armstrong
                                Chairman and CEO

                                   (Slide #2)

Safe Harbor

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

Additional Information And Where To Find It

On December 19, 2001, AT&T and Comcast agreed to combine AT&T's broadband business with Comcast. In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, NJ 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148,
Attention: General Counsel.

Participants In Solicitation

AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning AT&T's participants in the solicitation is set forth in AT&T's proxy statement for its annual meeting of stockholders, filed with the SEC on March 30, 2001.

                                                                     [AT&T Logo]

                                   (Slide #3)

                                   [AT&T Logo]

                                   (Slide #4)

                       Telecommunications Industry Forces

                                   [AT&T Logo]
                       AT&T Is Addressing Industry Changes

- Pricing

- Moderating Demand

- Deregulation

- Accounting Issues

- Liquidity

- Constrained Capital

- Substitution

                                                                     [AT&T Logo]

                                   (Slide #5)

Significant Financial Strength

AT&T Consolidated Net Debt(1)
(Dollars in Billions)

YE00(2)                    $56.2B

YE01                       $34.3B


Debt Assumed by
AT&T Comcast Corp.         (~$17.3B/$22.3B*)



AT&T has one of the strongest balance sheets and Debt/EBITDA ratios among our telecom services peers

(1) Net of monetizations and cash.
(2) Includes debt from discounted operations.

* $22.3B includes AT&T Comcast's assumption of $5B of Microsoft QUIPS, which are not included in year-end debt numbers presented above.

                                                                     [AT&T Logo]

                                   (Slide #6)

AT&T Communications Services


AT&T Business     AT&T Consumer                      AT&T Broadband

$28.0B            $15.1B                             $9.8B
Revenue           Revenue                            Revenue

$8.4B EBITDA*     $4.9B EBITDA*                      $2.2B EBITDA*

$4.4B EBIT*       $4.7B EBIT*

> 4 Million       ~ 60 Million                       13.6 Million
Customers         Customer                           Customers
                  Relationships



*Excluding Other (Expense) Income, Pretax Equity (Losses), Earnings, Business Restructuring and Asset Impairment Charges

                                   (Slide #7)


AT&T Restructuring Timeline

Following our stated strategy...


[Timeline below showing order of events from year 2001 through end of year 2002]


AT&T Wireless
Split Off July 2001
(NYSE:  AWE)

Proxy Filing
First Quarter 2002

Shareholder Vote
Mid-2002

Consumer Tracker
Distribution
Second Half 2002

AT&T Comcast
Corp. Closing
By Year End
2002

                                                      AT&T Business
                                                      AT&T Consumer Tracker
                                                      AT&T Comcast

                     ...In line with our original timeframe
                                                                     [AT&T Logo]

                                   (Slide #8)

AT&T Consumer Services Strategy

Maximize
Cash Flow                         Introducing the AT&T Unlimited Plan
                                  [Graphic of children playing on personal computer]

Increase                          [Graphic of various types of AT&T prepaid
Operating                         phone cards]
Efficiencies                      AT&T Worldnet service


Broaden
Service Lines                     [Graphic showing types of services offered
                                  by AT&T - Local Voice Services, Vertical
                                  Features, Long Distance Services, Internet
                                  Service Provider, High Speed Data Services)

                                   (Slide #9)

AT&T Business Services Strategy

Scale


Scope                                [Graphic showing various large brand names]


Depth


                    Leading Provider to Enterprise Customers

                                                                     [AT&T Logo]

                                   (Slide #10)


Scaling Our Growth Investments

[Chart showing various transactions]

                                   (Slide #11)

                     Industry Leader - Customer Satisfaction

            Annual survey of 200 medium and large corporate customers
                  ranked AT&T highest in overall satisfaction


Category                                    #1 Ranking

High Quality Service                        [AT&T Logo] AT&T

Most Innovative                             [AT&T Logo] AT&T

Most Reliable Service                       [AT&T Logo] AT&T

Best Customer Support                       [AT&T Logo] AT&T

Best Integrated Voice and Data              [AT&T Logo] AT&T

Best Value for Money                        [AT&T Logo] AT&T


Source: Morgan Stanley Telecommunications Services Survey. Based on 5 of respondents that associate attributes with carriers.

                                   (Slide #12)

                         The Leading Broadband Provider

                              [AT&T Broadband Logo]


                        [Graphic of map of United States]

            24.6M homes passed, with 84% of customers in top 25 DMAs

                                   (Slide #13)

                      Sustained Growth In Advanced Services

        RGU growth of 2.2 million subscribers over the past four quarters



Subscribers in Thousands

7,000

6,000                                                6.0 M

5,000

4,000
                  3.8 M*            (58% Increase in RGUs)
3,000

2,000

1,000

0
                  4Q00                               4Q01

Sales and RGU growth focus - Leading the industry in RGU growth

*Normalized for all closed transactions

                                   (Slide #14)


                              [Logo] AT&T Broadband

2002 Initiatives

- Customer care

- Plant upgrades

- Digital Video strategy

- Organization structure

- Cost reduction

                                   (Slide #15)


                                   [AT&T Logo]

                                (Slide Number 1)



                              [AT&T Broadband Logo]


                                   Ron Cooper
                             Chief Operating Officer
                                  March 4, 2002

                                (Slide Number 2)



Safe Harbor

The following are "forward-looking statements" which are based on management's beliefs as well as on a number of assumptions concerning future events made by and information currently available to management. The audiences are cautioned not to put undue reliance on such forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other factors, many of which are outside AT&T's control, that could cause actual results to differ materially from such statements. For a more detailed description of the factors that could cause such a difference, please see AT&T's filings with the Securities and Exchange Commission. AT&T disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. This information is presented solely to provide additional information to further understand the results of AT&T.

On December 19, 2001, AT&T and Comcast agreed to combine AT&T's broadband business with Comcast. In connection with the proposed transactions, AT&T and Comcast will file a joint proxy statement/prospectus with the Securities and Exchange Commission. Investors and security holders are urged to carefully read the joint proxy statement/prospectus regarding the proposed transactions when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about AT&T and Comcast, without charge, at the SEC's web site at www.sec.gov. Free copies of AT&T's filings may be obtained by directing a request to AT&T Corp., 295 North Maple Avenue, Basking Ridge, NJ 07920, Attention: Investor Relations. Free copies of Comcast's filings may be obtained by directing a request to Comcast Corporation, 1500 Market Street, Philadelphia, Pennsylvania 19102-2148,
Attention: General Counsel.

AT&T, Comcast and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in connection with the proposed merger. Information concerning AT&T's participants in the solicitation is set forth in AT&T's proxy statement for its annual meeting of stockholders, filed with the SEC on March 30, 2001.

                                                           [AT&T Broadband Logo]

                                (Slide Number 3)



Broadband Update - Implementing our plan

- Positive momentum in the business

         - HSD platform in place for continued growth

         - Telephony expected to reach EBITDA break-even in 1Q02

- 2002 Focus

         - Customer Care

         - Plant upgrades

         - Digital Video strategy

         - Organization structure

         - Cost reduction

                                                           [AT&T Broadband Logo]

                                (Slide Number 4)



Sustained Growth in Advanced Services

RGU growth of 2.2 million subscribers over the past four quarters


Subscribers in thousands

7,000

6,000                                                         X (6.0 M)

5,000

4,000
                             X (3.8 M)
3,000

2,000

1,000

0                            4Q00                             4Q01

                     [Chart depicting 58% Increase in RGUs]

                Led industry in RGUs per basic subscriber in 2001

Normalized for all closed transactions

                                                           [AT&T Broadband Logo]

                                (Slide Number 5)



- Improved platform for HSD

         - PlatformMigrations

         - @Home migration - 900K subs complete

- Roadrunner migration - 600K subs nearly complete

         - New Network Provides:

         - Improved cost structure

         - Capability to offer Multiple ISPs

         - Flexibility for Tiering

- 1.5 million HSD customers - plan to increase 2002 net adds over 2001 level

                        New Platform for Continued Growth

                                                           [AT&T Broadband Logo]

                                (Slide Number 6)



Broadband's Distinctive Value Driver is Telephony

- Over 1 Million subscribers - plan to grow customer additions in 2002

- ARPU grew to nearly $55

- Telephony expected to break-even in 1Q02

- Overall penetration of 14.8%, 55 communities exceed 25% penetration

- Anticipate significant new marketable homes in 2H02

                  Delivering a competitive customer alternative

                                                           [AT&T Broadband Logo]

                                (Slide Number 7)

Telephony Expected to Reach Break-Even in 1Q02

- Product scaling has improved cost structure
         - Process  consolidation and streamlining  improved centralized costs
         - Operational improvements reduced variable costs

[Chart] 2001 Monthly Revenue/Subscriber ($)

80







60            X 60
     X 58 (1)
                                                                    X 55
                                                           X 53
                                                  X 50
                       X 48
                                         X 45
                                X 42
40







20







0                                     |------------29% increase----------|
     Q100     Q200     Q300     Q400     1Q01     2Q01     3Q01     4Q01

(1) Adjusted for one-time access revenue allocation. % calculated from 4Q00 to 4Q01.

[Chart] 2001 Monthly Expense/Subscriber ($)

350
     X 329


300



250
              X 247


200
                       X 188

                                X 156
150


                                         X 123
100
                                                  X 94
                                                           X 76
                                                                    X 63
50



0                                         |--------------60% Decrease----------|
     1Q00     2Q00     3Q00     4Q00     1Q01     2Q01     3Q01     4Q01

                                                           [AT&T Broadband Logo]

                                (Slide Number 8)



Telephony Ahead of Original Plan


                                  Original                      Today
          Services             (5 yr Plan) (1)           (2.5 yrs into Plan)
          --------             -----------               -------------------


Break Even/Margin                  4Q02                         1Q02

Penetration                        30%                          14.8% at 4Q01

ARPU                               ~ $50                        $55 at 4Q01

Capex per Customer                 $750                         $650



          Telephony is expected to contribute to EBITDA growth in 2002


(1) Announced as of June 1998, at the time of the TCI merger announcement. The starting point for the original plan projections were the first telephony trials, which started in late 1999.

                                                           [AT&T Broadband Logo]

                                (Slide Number 9)



Customer Care

- Actions taken:

         - Increased staffing levels

         - Increased training

- 2002 Objectives:

         - Establish sales oriented culture

         - Review outsourcing relationships

         - Reduce call volumes through e-care, self help, and IVR

         - Integrate care across product lines

                                                           [AT&T Broadband Logo]

                                (Slide Number 10)



                  Network Upgrades: Full-Service Capable Homes

- Plan is 80% is greater than or equal to 550 MHz by YE02

- Plan is 70% is greater than or equal to 750 MHz by YE02

- Over $1B budgeted for rebuild/upgrade in 2002



100%           Digital Ready (100%)


80%
                        -------------------
                        |   70%+ By 2002  |
                        -------------------
                          Data Ready (62%)
60%

                                                 -------------------
40%                                              |   40%+ By 2002  |
                                                 -------------------
                                                 Telephony Ready (34%)

20%


Note:  Dotted line indicates YE 2002 estimate.

                                                           [AT&T Broadband Logo]

                                (Slide Number 11)



Improve Digital Performance

- 3.5 million Digital subscribers....26% penetration

- Re-packaging Digital offer for new customers in 2002

- Expect an increase in Digital profitability


Digital Penetration                   Digital Penetration
in Established Markets                in Recently Launched Markets

50%                                   50%

                      X 44%
40%                                   40%
              X 35%
    X 33%
30%                                   30%
                                                      X 23%  X 23%
                                           X 22%
20%                                   20%


10%                                   10%


0%                                    0%
    Dallas    Denver    SLC                Boston     LA     Florida

                                                           [AT&T Broadband Logo]

                                (Slide Number 12)



Organization, Staffing and Accountability

- Organizational and operational changes

         - Implemented strong leadership in the markets

         - Aligned organizational goals and objectives

         - Decentralized functions to better serve the customer

- Restructuring charge in 1Q02

         - Decentralization....HQ downsizing

         - $50M - $100M charge

               Entrepreneurial, Customer Focused, and Accountable

                                                           [AT&T Broadband Logo]

                                (Slide Number 13)



Summary

- Clear path for 2002

- Measures already taken to...

         - Establish simple, clear decision-making

         - Accelerate plant upgrades

         - Repackage and re-price Digital Video product

         - Increase customer satisfaction

         - Improve financial performance

                                                           [AT&T Broadband Logo]